

Mail Stop 3561

December 30, 2009

By U.S. Mail and facsimile to (617) 236-0499

Gregory Rotman
President and Chief Executive Officer
Paid, Inc.
4 Brussels Street
Worcester, Massachusetts 01610

> **Re: Paid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-28720**

Dear Mr. Rotman:

        We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Intellectual Property, page 5

1. Please discuss the importance of your patented shipping calculator and automated auction checkout and order processing system to your business and the duration and effect of all patents held. See Item 101(c)(1)(iv) of Regulation S-K.

Item 1A. Risk Factors, page 6

2. On pages 6, 7 and 14, you discuss advances paid to musical artists for tours. Please clarify whether you book tours for musical artists, or whether this refers to advances paid for merchandise or tickets you sell on behalf of artists, or something else. In future filings, please clarify this in the "Business" discussion.

"The live entertainment business is highly sensitive to public tastes…," page 14

3. You refer to "touring theatrical performances" here. Please clarify this part of your business. If material, in future filings, please discuss this earlier in the "Business" section.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, please provide the following:

    *   An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

- A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

Critical Accounting Policies, 23

5. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. For example, if reasonably likely changes in an assumption used in valuing your inventories or recognizing revenues would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Refer to Section V of our Release No. 33-8350.

Working Capital and Liquidity, page 26

6. Please explain to us in more detail, and describe in future filings, the sources of liquidity from which you believe you will have sufficient cash resources to fund operations for the next 12 months. We note that you state that you expect growth in revenues and gross profits. We would like you to explain this in more detail given that a majority of your revenue appears to come from Aerosmith, who cancelled their tour in August 2009 and does not appear likely to tour again in the near future due to Steven Tyler's injury. Given the above, we would assume that your revenues and gross profits would likely be lower next year than they were this year. Please also explain and disclose in future filings the actual and expected impact on your financial statements of Aerosmith not touring in the near future.

Item 9A. Controls and Procedures, page 27

7. We note that your disclosure controls and procedures, and your internal controls over financial reporting, were not effective. In addition, you report in your most recent Form 10-Q for the quarterly period ended September 30, 2009 that you

have not remediated any of the material weaknesses other than what was
described in your Form 10-K for the year ended December 31, 2008. Please
explain to us the status of the material weaknesses and their components
disclosed here and in your most recent Form 10-Q. Tell us whether or not the
company has remediated the material weaknesses and, if not, when and how the
company expects to do so.

Item 11. Executive compensation, page 36

Compensation Discussion and Analysis, page 36

Elements of Compensation, page 36

8. It appears that individual officer performance is an important factor in
determining compensation. Please discuss, with a view toward future disclosure,
how the specific forms of compensation are structured and implemented to
reflect each named executive officer's individual performance and/or individual
contribution to these items of the registrant's performance, describing the
elements of individual performance and/or contribution that are taken into
account. See Item 402(b)(2)(vii) of Regulation S-K.

Benchmarking and Consultants, page 38

9. Please reconcile this discussion with the statement on page 36 that "the Board
does not believe that a sufficient peer group exists to appropriately compare the
base salaries against other companies...."

10. Since you refer to the amount of compensation paid by a comparison group
comprised of smaller public entities, please include the benchmarking
information set forth in Item 402(b)(2)(xiv) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 42

11. We note your disclosure that during 2008, the Company assigned options to
purchase 340,000 shares of stock from Leslie Rotman to certain individuals in
exchange for $123,464. Please describe these transactions and their purpose in
greater detail.

Report of the Independent Registered Public Accounting Firm, page F-2

12. We note that the audit opinion on your financial statements refers to your
auditors' opinion on internal control over financial reporting dated March 13,
2009. That opinion as presented on page 33 is dated March 16, 2009. Please

confirm to us that that is the opinion your auditors referred to and ensure in
future filings that your audit opinion refers to the actual date of the opinion on
internal control over financial reporting.

Consolidated Balance Sheets, page F-3

13. In future filings, please revise your balance sheet line item description
"Commitments and contingencies" to include a reference to the note to your
financial statements where these items are discussed. Refer to Rule 5-02.25 of
Regulation S-X.

Note 7. Common Stock, page F-12

14. Please explain to us in more detail your accounting for stock based
compensation. We note your frequent references to intrinsic value in this
footnote and on the Statement of Stockholders' Equity and Statements of Cash
Flows. We would like you to explain how intrinsic value is relevant given the
requirements of ASC Topic 718 to measure the fair value of the award at the
grant date and recognize that fair value as an expense over the employee's
requisite service period. Please also consider how these references to intrinsic
value might be confusing to your investors and consider revising them in future
filings.

******

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the
filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director